

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2010

By U.S. Mail and facsimile to (866) 877-6198

Adam Anthony
President
Aftermarket Enterprises, Inc.
933 4th Street, Unit A
Grover Beach, California 93433

> **Re: Aftermarket Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 17, 2010**
> **File No. 333-141676**

Dear Mr. Anthony:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Cover page

1. You state that your "shares trade on the OTCBB with no bid or ask price. The shares trade very sporadically and the bid price on any given day may not be indicative of the actual price a stockholder could receive for their shares." On page 6 you indicate that your common stock has had no trading activity as of March 25, 2010. Please provide the time period you refer to within which there was no trading activity, considering the table on page 6 indicates that there was trading activity in 2009. Please indicate, if true, that the aggregate market value of your voting and non-voting common equity held by non-affiliates is zero.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

2. Please include an overview section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and Release No. 33-8350. For example, please elaborate on how you plan to continue to address "the deteriorating market that has resulted from the current economic conditions and surge in oil and fuel prices that occurred initially during 2008."

Results of Operations, page 7

3. You have not adequately disclosed the factors that contributed to the changes in revenues, costs of goods sold, gross profit, operating expenses and losses from operations between the years presented. Please expand your discussion and analysis to describe the underlying reasons for the changes in each of the factors contributing to the overall change in the financial statement line items to the extent necessary to an understanding of your operations. This discussion and analysis should also identify and describe known matters that would have an impact on future operations but have not had an impact in the past and matters that have had an impact on reported operations but are not expected to have an impact on future operations. Refer to Item 303(a)(3)(ii) of Regulations S-K.

Item 9A(T). Controls and Procedures, page 8

Evaluation of Disclosure Controls and Procedures, page 8

4. Please explain the statement here that "this evaluation was made in light of the fact
    the Company has no operations or revenue…" and in the subsequent section that your
    "management considered the lack of operations and revenue."

Management's Annual Report on Internal Control over Financial Reporting, page 8

5. We note that you have included an exception involving "weaknesses of inadequate
    segregation of duties" to your management's conclusion that your internal controls
    over financial reporting were effective. Please provide, in clear and unqualified
    language, the conclusions reached by your officer on the effectiveness of your
    internal control over financial reporting. If you do not believe that your inadequate
    segregation of duties results in a material weakness of internal controls, please
    remove this discussion.

Changes in internal control over financial reporting, page 8

6. Please confirm and in future filings, state, if true, that there have been no changes in
    internal control over financial reporting that occurred during your last fiscal quarter
    (or fourth fiscal quarter in the case of an annual report) that has materially affected, or
    is reasonably likely to materially affect, your internal control over financial reporting.
    See Item 308T(b) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 11

7. Please update this table to a more recent date.

Signatures, page 14

8. Please use the exact introductory language from the signature section of Form 10-K.
    In addition, your document must be signed in the second signature block by your
    principal executive officer, your principal financial officer, your principal accounting
    officer or controller, and at least a majority of your board of directors. See General
    Instruction D(2)(a) to Form 10-K. Therefore, please confirm if true, that Mr.
    Anthony signed this Form 10-K in his capacity as your principal financial officer and,
    in the future, provide his titles in addition to Director in the second signature block.

Report of Independent Registered Public Accounting Firm, page F-1

9. This report does not appear to have been signed. Please confirm that the auditor's have signed the report and provide us with a copy of the report that reflects their signature.

Exhibits

10. Please include an exhibit that lists your subsidiaries. See Item 601(b)(21) of Regulation S-K

Exhibits 31.1 and 31.2

11. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. For example, the language in paragraphs 4(a) and (c) and paragraphs 5(a) and (b) does not conform to the certification language. Please revise in future filings.

Exhibit 32

12. This certification must be signed by your chief executive officer and chief financial officer. Please confirm, if true, that Mr. Anthony signed in his capacity as your chief financial officer and include this title in future certifications. See 18 U.S.C. Section 1350. This comment also applies to your Form 10-Q for the period ended March 31, 2010.

Form 10-Q for the Quarterly Period Ended March 31, 2010

13. Please address the comments above in future filings on Form 10-Q as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Adam Anthony
Aftermarket Enterprises, Inc.
August 11, 2010
Page 5

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director